UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29571 / January 24, 2011

_____

In the Matter of   :
                                                                    :
iShares Trust   :
iShares, Inc.   :
c/o BlackRock Fund Advisors   :
400 Howard Street   :
San Francisco, California 94105   :
                                                                    :
BlackRock Fund Advisors   :
400 Howard Street   :
San Francisco, California 94105   :
                                                                    :
SEI Investments Distribution Co.   :
One Freedom Valley Drive   :
Oaks, Pennsylvania 19456   :
                                                                    :
(812-13601)   :
                                                                    :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

iShares Trust, iShares, Inc., BlackRock Fund Advisors and SEI Investments Distribution Co.
filed an application on November 7, 2008, and amendments to the application on May 4, 2009,
June 17, 2010, November 12, 2010 and January 11, 2011, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32),
5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of certain actively managed open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain
series to pay redemption proceeds, under certain circumstances, more than seven days after the
tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit
securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units.

On December 27, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29543). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of iShares Trust, et al. (File No. 812-13601),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary